FILED PURSUANT TO RULE 433
File No. 333-108975

INDIANA MICHIGAN POWER COMPANY

$125,000,000	5.65% Senior Notes, Series G, due 2015

PRICING TERM SHEET

Underwriting Agreement dated December 7, 2005

Designation:	5.65% Senior Notes, Series G, due 2015
Principal Amount:	$125,000,000
Maturity:	December 1, 2015
Coupon:	5.65%
Interest Payment Dates:	June 1 and December 1
First Interest Payment Date:	June 1, 2006
Treasury Benchmark:	4.50% due November 15, 2015
Treasury Price:	99.84375%
Treasury Yield:	4.519%
Reoffer Spread:	1.150%
Yield to Maturity:	5.669%
Price to Public:	99.859% of the principal amount thereof
Redemption Terms:
Make-whole call:	At any time at the greater of a discount rate of the Treasury Rate plus 20 basis points or par
Settlement Date:	December 12, 2005 (T+3)
CUSIP:	454889 AL 0
Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674 or Calyon Securities (USA) Inc. toll free at 1-866-807-6030.